Filed Pursuant to Rule 433

Dated March 26, 2007

Registration Statement: No. 333-141560

No. 333-141560-01

FIFTH THIRD CAPITAL TRUST IV

$750,000,000

6.50% TRUST PREFERRED SECURITIES

fully and unconditionally guaranteed, on a subordinated basis, as described in the prospectus, by

Fifth Third Bancorp

SUMMARY OF TERMS

Issuer:	Fifth Third Capital Trust IV (the “Trust”), a Delaware statutory trust, the sole assets of which will be the 6.50% Junior Subordinated Notes due 2067 (the “JSNs”) issued by Fifth Third Bancorp (“Fifth Third”).

Guarantor:	Fifth Third

Title of Securities	6.50% Trust Preferred Securities

Aggregate Liquidation Amount:	$750,000,000 ($750,000,000 Trust Preferred Securities, which, together with the $10,000 of Trust common securities to be purchased by Fifth Third, correspond to $750,010,000 initial principal amount of the JSNs)

Liquidation Amount:	$1,000 per trust preferred security

Expected Ratings:

Moody’s Investors Service: A1

Standard & Poor’s: A-

Fitch: A+

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Trade Date:	March 26, 2007

Settlement Date:	March 30, 2007 (T+4)

Scheduled Maturity Date:	April 15, 2037, subject to a ten-year extension as described in the prospectus supplement dated March 26, 2007

Final Repayment Date:	April 1, 2067

Distributions:	From and including March 30, 2007 to but excluding April 15, 2017: at the annual rate of 6.50%, paid semi-annually in arrears on each April 15 and October 15, beginning on October 15, 2007;

From and including April 15, 2017 to but excluding April 15, 2047: at an annual rate equal to three-month LIBOR plus 1.3675%, paid quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, beginning on July 15, 2017 (or, if any such day is not a business day, on the next business day); and

Thereafter: at an annual rate equal to one-month LIBOR plus 2.3675%, paid monthly in arrears on the 15th day of each month, beginning on May 15, 2047 (or, if any such day is not a business day, on the next business day).

Treasury Benchmark:	4.625% due February 15, 2017

Treasury Yield:	4.603%

Spread to Treasury Benchmark:	Plus 190 basis points

Price to Public:	99.974%

Proceeds, before expenses, to Fifth Third from the Offering:	$742,305,000 after underwriting commissions

Applicable Spreads for the Purposes of Calculating Make-Whole Redemption Price for Redemptions prior to April 15, 2017:	0.50% in the case of a redemption of all outstanding JSNs within 90 days after the occurrence of a Tax Event or Rating Agency Event 0.30% in the case of any other redemption

Make-Whole Redemption Price for Redemptions after April 15, 2017 and prior to April 15, 2037:

Sum of discounted present values of principal amount being redeemed and interest payments thereon payable to April 1, 2027 (for redemptions occurring prior to that date) or April 1, 2037 (for redemptions from April 1, 2027), as applicable, discounted at a rate equal to the three-month LIBOR rate applicable to the immediately preceding interest rate period

Maximum Share Number for Purposes of Alternative Payment Mechanism:	200 million shares of Fifth Third’s common stock

CUSIP:	316781 AA1

Sole Structuring Coordinator:	Goldman, Sachs & Co.

Joint Bookrunners:	Goldman, Sachs & Co.; Banc of America Securities LLC; Credit Suisse Securities (USA) LLC

Co-Manager:	Fifth Third Securities, Inc.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526, Banc of America Securities LLC toll-free at 1-800-294-1322, or Credit Suisse Securities (USA) LLC toll-free at toll-free at 1-800-221-1037.

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